U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                          SEC File No.:  0-22401

                                                         CUSIP Number: 09064Q106


                                  (Check One):

|X|  Form 10-K
|_|  Form 20-F
|_|  Form 11-K
|_|  Form 10-Q
|_|  Form N-SAR

For Period Ended: December 31, 1999



|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

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   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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          If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant                                    Bionx Implants, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
                                                   1777 Sentry Parkway West
                                                   Gwynedd Hall, Suite 400
City, State and Zip Code                           Blue Bell, Pennsylvania 19422


Part II -- Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative

          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          Bionx Implants, Inc. will be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 1999 because its financial statements are not yet available.


Part IV -- Other Information

        (1) Name and telephone number of person to contact in regard to this notification.

       Laura R. Kuntz, Esq.                                 (973) 597-2500
   (attorney to and authorized
representative of Bionx Implants, Inc.)
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     (Name and Title)               (Area Code)           (Telephone Number)


          (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Bionx Implants, Inc. anticipates that its results of operations for 1999 will reflect a loss, while the 1998 year-end financial statements reflected net income. Until the financial statements are finalized, the amount of the 1999 loss cannot be accurately quantified.


                              Bionx Implants, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 1999               By:    /s/ Laura R. Kuntz
                                    Name:  Laura R. Kuntz
                                    Title: Authorized Representative
                                           of Bionx Implants, Inc.


----------------------------------ATTENTION-------------------------------------
          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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

                              BIONX IMPLANTS, INC.


TO:        Laura R. Kuntz, Esq.
           Lowenstein Sandler PC
           65 Livingston Avenue
           Roseland, New Jersey  07068

FROM:      Drew Karazin
           Vice President and Chief Financial OFficer
           Bionx Implants, Inc.

DATE:      March 29, 2000

RE:        Form 12b-25
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         This memorandum  authorizes you to serve as Bionx Implants'  authorized representative for the purpose of completing, signing, and filing Form 12b-25 with the SEC with respect to Bionx's Annual Report on Form 10-K for the year ended December 31, 1999.